UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Vimicro International Corporation

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

92718N109**

(CUSIP Number)

February 5, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

☑ Rule 13d-1(c)

[_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The CUSIP number relates to the American Depository Shares of Vimicro International Corporation (the “Issuer”), each representing four ordinary shares of the Issuer.

(Continued on following pages)

CUSIP NO.:    92718N109

(1)	NAME OF REPORTING PERSONS
Alpha Spring Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]

(b) [_]

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
24,088,028 Ordinary Shares
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
24,088,028 Ordinary Shares
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,088,028 Ordinary Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[_]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.6%[1]
(12)	TYPE OF REPORTING PERSON*
CO

___________________

1	Percentages based on 123,168,018 ordinary shares of Vimicro International Corporation (the “Issuer), par value $0.0001 per share (“Ordinary Shares”), which consisted of (i) 103,168,018 Ordinary Shares issued and outstanding as of January 31, 2015, according to the Issuer, and (ii) 20,000,000 Ordinary Shares issued to Alpha Spring Limited (“Alpha Spring”) pursuant to the purchase agreement dated February 5, 2014 entered into between the Issuer and Alpha Spring (the “Purchase Agreement”).

CUSIP NO.:    92718N109

(1)	NAME OF REPORTING PERSONS
Nantong Zongyi Investment Co., Ltd. (“Nantong Zongyi”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]

(b) [_]

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
24,088,028 Ordinary Shares
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
24,088,028 Ordinary Shares
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,088,028 Ordinary Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[_]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.6%[1]
(12)	TYPE OF REPORTING PERSON*
CO

___________________

1	Percentages based on 123,168,018 Ordinary Shares, which consisted of (i) 103,168,018 Ordinary Shares issued and outstanding as of January 31, 2015, according to the Issuer, and (ii) 20,000,000 Ordinary Shares issued to Alpha Spring pursuant to the Purchase Agreement.

CUSIP NO.:    92718N109

(1)	NAME OF REPORTING PERSONS
Shengda Zan (“Mr. Zan”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]

(b) [_]

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
24,088,028 Ordinary Shares
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
24,088,028 Ordinary Shares
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,088,028 Ordinary Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[_]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.6%[1]
(12)	TYPE OF REPORTING PERSON*
IN

___________________

1	Percentages based on 123,168,018 Ordinary Shares, which consisted of (i) 103,168,018 Ordinary Shares issued and outstanding as of January 31, 2015, according to the Issuer, and (ii) 20,000,000 Ordinary Shares issued to Alpha Spring pursuant to the Purchase Agreement.

Item 1(a).    Name of Issuer:

Vimicro International Corporation

Item 1(b).    Address of Issuer’s Principal Executive Offices:

16/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, China

Item 2(a).    Name of Person Filing:

Alpha Spring Limited

Nantong Zongyi Investment Co., Ltd.

Shengda Zan

Item 2(b).    Address of Principal Business Office or, if None, Residence:

The principal business office for Alpha Spring is Room 906, Bank of Shanghai Tower, 168 Middle Yincheng Road, Shanghai, China.

The principal business office for Nantong Zongyi is Zongyi Digital City, Tongzhou District, Nantong City, Jiangsu Province, China

The principal business office for Mr. Zan is Room 906, Bank of Shanghai Tower, 168 Middle Yincheng Road, Shanghai, China.

Item 2(c).    Citizenship or Place of Organization:

Alpha Spring - British Virgin Islands

Nantong Zongyi - People’s Republic of China

Mr. Zan - People’s Republic of China

Item 2(d).    Title of Class of Securities:

Ordinary Shares of the Issuer, par value $0.0001 per share

Item 2(e).    CUSIP Number:

92718N109 (American Depository Shares of the Issuer (“ADSs”), each representing four Ordinary Shares)

Item 3.    Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

Item 4.    Ownership:

The following table sets forth the beneficial ownership of the Ordinary Shares by each of the reporting persons as of February 5, 2015.

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Alpha Spring Limited(2)	24,088,028 Ordinary Shares(3)	19.6%	24,088,028 Ordinary Shares(3)	0	24,088,028 Ordinary Shares(3)	0
Nantong Zongyi Investment Co., Ltd.(2)	24,088,028 Ordinary Shares(3)	19.6%	24,088,028 Ordinary Shares(3)	0	24,088,028 Ordinary Shares(3)	0
Shengda Zan(2)	24,088,028 Ordinary Shares(3)	19.6%	24,088,028 Ordinary Shares(3)	0	24,088,028 Ordinary Shares(3)	0

(1)	Percentages based on 123,168,018 Ordinary Shares, which consisted of (i) 103,168,018 Ordinary Shares issued and outstanding as of January 31, 2015, according to the Issuer, and (ii) 20,000,000 Ordinary Shares issued to Alpha Spring pursuant to the Purchase Agreement.

(2)	Alpha Spring is wholly-owned by Nantong Zongyi. Mr. Zan is a member of the board of directors and is the legal representative of Nantong Zongyi. Mr. Zan is also a shareholder holding more than 50% in Nantong Zongyi. Pursuant to Section 13(d) of the Act, each of Nantong Zongyi and Mr. Zan may be deemed to have the sole voting and dispositive powers with respect to the Ordinary Shares held by Alpha Spring.

(3)	Includes (i) 20,000,000 Ordinary Shares issued and delivered to Alpha Spring upon the closing of the purchase of such shares by Alpha Spring on February 13, 2015 pursuant to the Purchase Agreement; and (ii) 4,088,028 Ordinary Shares in form of 1,022,007 ADSs directly held by Alpha Spring.

Item 5.    Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.    Identification and Classification of Members of the Group:

Not applicable

Item 9.    Notice of Dissolution of Group:

Not applicable

Item 10.   Certifications:

By signing below, the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

Alpha Spring Limited	By: /s/ Shengda Zan Name: Shengda Zan Title: Director
Nantong Zongyi Investment Co., Ltd.	By: /s/ Shengda Zan Name: Shengda Zan Title: Director and Legal Representative
Shengda Zan	/s/ Shengda Zan

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.0001 per share, of Vimicro International Corporation, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 13, 2015.

Alpha Spring Limited	By: /s/ Shengda Zan Name: Shengda Zan Title: Director
Nantong Zongyi Investment Co., Ltd.	By: /s/ Shengda Zan Name: Shengda Zan Title: Director and Legal Representative
Shengda Zan	/s/ Shengda Zan

[Signature Page to Joint Filing Agreement, Schedule 13G]